Environmental Impact Acquisition Corp.

535 Madison Avenue

New York, New York 10022

January 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: James Lopez

Re:	Environmental Impact Acquisition Corp.
Registration Statement on Form S-1
Initially filed December 21, 2020, as amended
File No. 333-251593

Dear Mr. Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Environmental Impact Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 13, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Coyne
Daniel Coyne
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP